October 16, 2015

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: KSIX Media Holdings, Inc. – Form 8-K Filing dated August 10, 2015 – SEC File No.00-52522

Mr. Spirgel,

Pursuant to the request of staff attorney Justin Kisner, KSIX Media Holding, Inc. (the “Company”) is filing this current correspondence to inform the SEC and your staff that the Company will be filing an answer to the comment letter received dated September 6, 2015 with regards to the above referenced filing no later than Tuesday, October 20, 2015.

The reason for the delay was the necessity to provide audited financial statements for KSIX Media, Inc., for fiscal year end December 31, 2014 as requested by question #16 instead of the two operating subsidiaries which was just completed by our firm’s auditors as of yesterday, October 16, 2015.

If you have any questions, comments or additional requirements, feel free to contact the undersigned at 800-760-9689. We appreciate your patience in this matter.

Professionally,

/s/ Carter Matzinger
Carter Matzinger
President

10624 South Eastern Ave, Henderson, NV 89052 ● 702.701.8020 ● www.ksix.com